Exhibit A

CERAGON NETWORKS® REPORTS RECORD FIRST
QUARTER 2006 FINANCIAL RESULTS

        TEL AVIV, Israel, May 1, 2006 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today reported results for the first quarter ended March 31, 2006.

        Revenues for the first quarter of 2006 were $21.3 million, up 27% from $16.8 million for the first quarter of 2005 and 6% from $20.1 million in the fourth quarter of 2005.

        Net income on a GAAP basis for the first quarter of 2006 was $288,000, or $0.01 per basic and diluted share.

        Net income on a non-GAAP basis, which excludes equity-based compensation expense, was $1.0 million, or $0.04 per basic and diluted share, compared to non-GAAP net income of $865,000, or $0.03 per basic and diluted share in the first quarter of 2005. Expense related to equity based compensation in the first quarter of 2006, was $747,000. A reconciliation table of GAAP and non-GAAP results is provided below.

        Gross margin on a GAAP basis in the first quarter of 2006 was 37.2% of revenues. On a non-GAAP basis gross margin for the first quarter of 2006 was 37.5% of revenues.

        The Company ended the first quarter of 2006 with $30 million in cash and liquid investments.

        “All of the major industry trends continue to work in our favor and we are off to a good start in 2006,” said Ira Palti, President and CEO. “We are seeing continued rapid expansion in the developing regions. Advances in technology are spawning new types of operators in the developed world, such as wholesale carriers offering wireless backhaul as a cost-effective alternative to leased-lines. The backhaul requirement for WiFi Metrozones also promises to be an area of growth for us.”

        “We are on track to meet our target revenue growth of about 25% in 2006,” Mr. Palti added. “Our aggressive new product initiatives coupled with our continuous cost reduction program will enable us to improve gross margin and increase operating leverage in the second half of the year, moving us closer to our target operating model.”

        A conference call discussing Ceragon’s results for the first quarter of 2006 will take place today, May 1, 2006, at 9:00 a.m. (EST). Investors can join the Company’s teleconference by calling (719) 457-2699 and referencing confirmation number 6544765 at 8:50 a.m. EST.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page:
http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: 888-203-1112 or international: (719) 457-0820. Access code is: 6544765. A replay of both the call and the webcast link will be accessible through Wednesday, May 10, 2006.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

(more)

Ceragon Reports First Quarter 2006 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2006	2005*

Revenues	$21,322	$16,819
Cost of revenues	13,391	10,043

Gross profit	7,931	6,776

Operating expenses:
Research and development	3,241	2,710
Less: grants and participations	438	462

Research and development, net	2,803	2,248
Selling and marketing	3,919	3,100
General and administrative	1,311	708

Total operating expenses	8,033	6,056

Operating profit (loss)	(102)	720
Financial income, net	384	105
Other income	6	9

Net income	$288	$834

Basic net earnings per share	$0.01	$0.03

Diluted net earnings per share	$0.01	$0.03

Weighted average number of shares used in computing basic net
earnings per share	26,458,840	25,902,547

Weighted average number of shares used in computing diluted net
earnings per share	28,027,069	28,355,799

* The amortization of deferred stock compensation was reclassified in the relevant expense line.

(more)

Ceragon Reports First Quarter 2006 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,336	$10,315
Short-term bank deposits	2,780	3,917
Marketable securities	7,454	5,654
Trade receivables, net	17,599	15,079
Other accounts receivable and prepaid expenses	5,950	5,141
Inventories	17,011	16,144

Total current assets	59,130	56,250

LONG-TERM INVESTMENTS:
Long-term bank deposits	4,949	5,322
Long-term marketable securities	6,496	7,814
Long-term receivables	-	-
Severance pay funds	2,290	2,142

Total long-term investments	13,735	15,278

PROPERTY AND EQUIPMENT, NET	2,495	2,464

Total assets	$75,360	$73,992

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,029	$12,382
Deferred revenues	3,251	3,456
Other accounts payable and accrued expenses	4,939	5,541

Total current liabilities	21,219	21,379

ACCRUED SEVERANCE PAY	3,693	3,424

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
December 31, 2005 and March 31, 2006; Issued and outstanding: 26,335,003 shares and 26,582,676 shares as of December 31, 2005 and March 31, 2006,
respectively	65	65
Additional paid-in capital	178,347	177,338
Deferred stock compensation	-	(26)
Other comprehensive Income	(13)	51
Accumulated deficits	(127,951)	(128,239)

Total shareholders' equity	50,448	49,189

Total liabilities and shareholders' equity	$75,360	$73,992

Ceragon Reports First Quarter 2006 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Quarter Ended March 31, 2006			Quarter Ended March 31, 2005
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$21,322		$21,322	$16,819
Cost of revenues	13,391	69	13,322	10,041

Gross profit	7,931		8,000	6,778

Operating expenses:
Research and development	3,241	129	3,112	2,698
Less: grants and participations	438		438	462

Research and development, net	2,803		2,674	2,236
Selling and marketing	3,919	177	3,742	3,089
General and administrative	1,311	372	939	702

Total operating expenses	8,033		7,355	6,027

Operating profit (loss)	(102)		645	751
Financial income, net	384		384	105
Other income	6		6	9

Net income	$288		$1,035	$865

Basic net earnings per share	$0.01		$0.04	$0.03

Diluted net earnings per share	$0.01		$0.04	$0.03

Weighted average number of shares used in
computing basic net earnings per share	26,458,840		26,458,840	25,902,547

Weighted average number of shares used in
computing diluted net earnings per share	28,027,069		28,027,069	28,355,799

Total		747		31

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports First Quarter 2006 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
vereds@ceragon.com